Exhibit 4.1

THIRD AMENDMENT

TO

SKYWEST, INC.

1995 EMPLOYEE STOCK PURCHASE PLAN

THIS THIRD AMENDMENT TO SKYWEST, INC. 1995 EMPLOYEE STOCK PURCHASE PLAN (this “Amendment”) is made and adopted by SkyWest, Inc., a Utah corporation (the “Company”).

RECITALS

WHEREAS, the Company previously adopted the SkyWest, Inc. 1995 Employee Stock Purchase Plan (the “Plan”) for the benefit of employees of the Company and employees of certain of its subsidiaries, which Plan the Company has previously amended; and

WHEREAS, the Company has determined that it is advisable and in the best interests of the Company to amend the Plan to permit additional offerings of Company common shares under the Plan through December 31, 2005 and to increase the number of shares authorized for issuance under the Plan by an additional 550,000 shares;

NOW, THEREFORE, upon these premises, the Plan is hereby modified, altered, and amended in the following respects only:

1.                                       Amendments.

(a)                                  Section 4.1 shall be amended to read in its entirety as follows effective July 1, 2005:

4.1                                 Offerings.  The Plan will be implemented by annual offerings of Common Stock (the “Offerings”) beginning on the 1st day of July in each of the years 1995 through 2014, with each Offering terminating on June 30, of the following year; provided, however, that each annual Offering may, in the discretion of the Committee exercised prior to the commencement thereof, be divided into two six-month Offerings commencing, respectively, on July 1 and January 1, and terminating on December 31 and June 30, respectively, with the last such Offering to expire December 31, 2005.  The number of shares of Common Stock that may be issued in any Offering shall not cause the Plan to exceed the limitations of Section 10.1 below.  As used in the Plan, “Offering Commencement Date” means the July 1 or January 1, as the case may be, on which the particular Offering begins and “Offering Termination Date” means the December 31 or June 30, as the case may be, on which the particular Offering terminates.

(b)                                 Section 10.1 shall be amended to read in its entirety as follows effective July 1, 2004:

10.1                           Maximum Shares.  The maximum number of shares of Common Stock which may be issued under the Plan shall be 500,000 shares, increased under Section 12.4 to 1,000,000 shares to reflect the Company’s June 8, 1998 two-for-one stock split, and further increased under Section 12.4 to 2,000,000 shares effective December 15, 2000 to reflect the Company’s December 15, 2000 two-for-one stock split.  Notwithstanding the foregoing, effective July 1, 2004, an additional 160,000 shares shall be available for issuance in the Offering Period ending December 31, 2004.  Additionally, effective January 1, 2005, for all Offering Periods commencing in 2005, an additional 390,000 shares shall be available for issuance under the Plan.  All shares issued under the Plan shall be counted against the foregoing limit on a post-split adjusted basis.  If the total number of shares for which options are exercised on any Offering Termination Date exceeds the maximum number of available shares set forth in this Section 10.1, the Company shall make a pro-rata allocation of the shares available for delivery and distribution in as nearly a uniform manner as shall is practicable and as it shall determine to be equitable, and the balance of payroll deductions credited to the account of each participant shall be returned to the participant as promptly as possible.

2.                                       Ratification.  In all respects, other than as specifically set forth in Section 1 above, the Plan shall remain unaffected by this Amendment, the Plan shall continue in full force and effect, subject to the terms and conditions thereof, and in the event of any conflict, inconsistency, or incongruity between the provisions of this Amendment and any provisions of the Plan the provisions of this Amendment shall in all respects govern and control.

To record the adoption of this Amendment by the Board, the Company has caused its duly authorized officer to affix the corporate name and seal hereto this 30th day of December, 2005.

SKYWEST, INC.,
a Utah corporation

By:	/s/ Bradford R. Rich
Its:	Executive Vice President, Chief Financial
Officer and Treasurer